Exhibit 12.1

The following table sets forth the calculation of the ratio of our earnings to fixed charges for each of the periods included.

	Quarter Ended March 31, 2016	Fiscal Year Ended December 31,
(in thousands)		2015	2014	2013	2012	2011
Fixed charges:
Interest expensed and capitalized	$7,255	$24,784	$24,555	$17,425	$13,405	$13,235
Amortized premiums, discounts and capitalized expenses related to indebtedness	976	2,768	2,534	1,361	754	1,098
Portion of rental expense which represents interest factor (1)	2,324	2,637	1,407	1,080	924	1,066

Total Fixed charges	10,555	30,189	28,496	19,866	15,083	15,399
Earnings available for fixed charges:
Pre-tax (loss) income	(10,696)	(14,520)	28,455	27,928	(17,539)	(35,445)
Distributed equity income of affiliated companies	–	–	–	–	–	–
Fixed charges	10,555	30,189	28,496	19,866	15,083	15,399

Total Earnings available for fixed charges	$(141)	$15,669	$56,951	$47,794	$(2,456)	$(20,046)
Ratio of earnings to fixed charges	*	**	2.00	2.41	***	****

(1)	Portion of rental expense which represents interest factor equals an estimated 1⁄3 of the total rental expenses incurred.
*	The ratio coverage for the quarter ended March 31, 2016 was less than 1:1. The Company would have needed to generate additional earnings of $10,696 to achieve a ratio coverage of 1:1 in the quarter ended March 31, 2016.
**	The ratio coverage for the year ended December 31, 2015 was less than 1:1. The Company would have needed to generate additional earnings of $14,520 to achieve a ratio coverage of 1:1 for the year ended December 31, 2015.
***	The ratio coverage for the year ended December 31, 2012 was less than 1:1. The Company would have needed to generate additional earnings of $17,539 to achieve a ratio coverage of 1:1 for the year ended December 31, 2012.
****	The ratio coverage for the year ended December 31, 2011 was less than 1:1. The Company would have needed to generate additional earnings of $35,445 to achieve a ratio coverage of 1:1 for the year ended December 31, 2011.